UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2010
Commission File Number 001-33983
Sims Metal Management Limited
(Translation of registrant’s name into English)
110 Fifth Avenue, Suite 700
New York, NY 10011
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____________

SIGNATURES
EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5

     This report contains the following:

Exhibit No.

99.1	Cover letter to Sims Metal Management Limited’s Constitution dated November 19, 2010.

99.2	Constitution of Sims Metal Management Limited.

99.3	Chairman’s address and Group Chief Executive Officer’s address at the Annual General Meeting dated November 19, 2010.

99.4	Letter announcing the results of the 2010 Annual General Meeting of Sims Metal Management Limited.

99.5	Proxy summary of the 2010 Annual General Meeting of Sims Metal Management Limited.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

November 19, 2010	SIMS METAL MANAGEMENT LIMITED
/s/ Frank M. Moratti
Frank M. Moratti
Group Company Secretary and General Counsel